

September 11, 2012

<u>Via E-mail</u>
Jeffrey C. Newman
Vice President, Chief Financial Officer
MGE Energy, Inc.
133 South Blair Street
Madison, Wisconsin 53703

> **Re: MGE Energy, Inc.**
> **Madison Gas and Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **Response dated August 27, 2012**
> **File Nos. 0-49965 and 0-01125**

Dear Mr. Newman:

We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>18. Commitments and Contingencies, page 92</u>

<u>Columbia Clean Air Act Litigation, page 98</u>

1. We note your responses to comments 1 - 3 and your intention to make clearer in your disclosure the existence of an accrual for the Columbia Clean Air Act Litigation. We also note your statement that the accruals for this matter were not material to your December 31, 2011 or June 30, 2012 financial statements. Please note that paragraphs 3-8 of ASC 450-20-50 require disclosure of the additional exposure to loss if there is a reasonable possibility that the additional amounts will be paid. Since you stated in your response to us that you cannot predict the outcome of these claims and believe the

outcome could be significant if an adverse outcome results we believe you should disclose the estimated reasonable possible amount of loss or range of loss which could result in excess of the amount accrued related to the Columbia Clean Air Act Litigation. Please show us what your disclosure will look like.

You may contact Robert Babula, Staff Accountant, at (202) 551- 3339, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551- 3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief